April 23, 2018
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Smartsheet Inc.
Registration Statement on Form S-1 (Registration No. 333-223914)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Smartsheet Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-223914) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, no par value per share, so that the Registration Statement may be declared effective at 4:00 p.m. Washington, D.C. time, on April 26, 2018, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that the underwriters are aware of their obligations under the Securities Act.
Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated April 16, 2018, was distributed by the underwriters approximately as follows from April 16, 2018 through the date hereof:

Copies to underwriters	1,907
Copies to dealers	0
Copies to institutional investors	1,500
Copies to others/retail	1,327
Total	4,734
The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.
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Very truly yours,

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
As representatives of the several underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Greg Chamberlain
Name:	Greg Chamberlain
Title:	Managing Director

Signature Page to Acceleration Request